Securities and Exchange Commission

VIA EDGAR

October 8, 2013

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Perrigo Company Limited
Registration Statement on Form S-4
Filed August 28, 2013
File No. 333-190859

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Perrigo Company Limited (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendments No. 1, No. 2, No. 3, and No. 4 thereto, so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, October 9, 2013 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please contact Krishna Veeraraghavan or Matthew G. Hurd of Sullivan & Cromwell LLP with any questions you may have regarding this request. In addition, please notify Mr. Veeraraghavan or Mr. Hurd when this request for acceleration has been granted.

PERRIGO COMPANY LIMITED

By:	/s/ Judy L. Brown

Name:	Judy L. Brown
Title:	Director

cc:	Todd W. Kingma
(Perrigo Company)

Christopher T. Cox
Gregory P. Patti, Jr.
(Cadwalader, Wickersham & Taft LLP)

Matthew G. Hurd
(Sullivan & Cromwell LLP)

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